FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226850-03

From: Bc Struct Prod Synd Barclay (BARCLAYS CAPITAL INC) At: 08/09/19 13:23:45

Subject: BBCMS 2019-C4 NEW ISSUE CMBS ***PUBLIC OFFERING PRICING DETAIL**

BBCMS 2019-C4 -- NEW ISSUE CMBS

$835.403MM NEW ISSUE CMBS ***PUBLIC OFFERING***

JOINT BOOKRUNNERS
& CO-LEAD MANAGERS:	BARCLAYS CAPITAL INC.
UBS SECURITIES LLC
NATIXIS SECURITIES AMERICAS LLC
SG AMERICAS SECURITIES, LLC

CO-MANAGERS:	CIBC WORLD MARKETS CORP.
DREXEL HAMILTON, LLC
ACADEMY SECURITIES, INC.

RATING AGENCIES:	MOODY’S, FITCH & KBRA

***PUBLIC OFFERED CERTIFICATES***

RATINGS AVAILABLE

CLASS	(M/F/K)	SIZE ($MM)*	C/E	WAL	CPN	YIELD	PRICE	SPREAD
A-1	Aaa/AAA/AAA	23.654	30.000%	2.72	2.000	1.9790	99.9989	IS+ 45
A-2	Aaa/AAA/AAA	21.251	30.000%	4.82	2.781	2.1111	102.9991	IS+ 65
A-3	Aaa/AAA/AAA	11.205	30.000%	6.96	2.502	2.5004	99.9955	IS+100
A-4	Aaa/AAA/AAA	132.000	30.000%	9.34	2.661	2.5419	100.9971	IS+ 98
A-5	Aaa/AAA/AAA	406.163	30.000%	9.84	2.919	2.5749	102.9952	IS+100
A-SB	Aaa/AAA/AAA	34.107	30.000%	7.01	2.832	2.3615	102.9972	IS+ 86
A-S	Aa3/AAA/AAA	96.501	19.250%	9.93	3.171	2.8272	102.9946	IS+125
B	NR/AA-/AA-	39.273	14.875%	9.96	3.322	2.9782	102.9924	IS+140
C	NR/A-/A-	35.908	10.875%	9.96	3.469	3.4782	99.9978	IS+190

* AVAILABLE SIZE ($MM) IS NET OF RISK RETENTION

EXPECTED SETTLEMENT: 8/28

The depositor has filed a registration statement (including the prospectus) with the Securities and Exchange Commission (File No. 333-226850) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling 1-888-603-5847.

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